As filed with the Securities and Exchange Commission on December 23, 2014.

Registration Nos. 033-14954

811-05199

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-1A

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 59	☒
and/or
REGISTRATION STATEMENT UNDER
THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 61	☒
(Check Appropriate Box or Boxes)

COLUMBIA FUNDS VARIABLE INSURANCE TRUST

(Exact Name of Registrant as Specified in Charter)

225 Franklin Street, Boston, Massachusetts 02110

(Address of Principal Executive Officers) (Zip Code)

Registrant’s Telephone Number, Including Area Code: (800) 345-6611

Christopher O. Petersen, Esq.

c/o Columbia Management Investment Advisers, LLC

225 Franklin Street,

Boston, Massachusetts 02110

(Name and Address of Agent for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

This Post-Effective Amendment relates to all series of the Registrant.

EXPLANATORY NOTE

This Post-Effective Amendment No. 59 to the Registration Statement on Form N-1A (File Nos. 033-14954; 811-05199) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 59 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-1A. This Post-Effective Amendment No. 59 does not change the form of any prospectus or Statement of Additional Information including in post-effective amendments previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 59 shall become effective upon filing with the SEC.

Part C. OTHER INFORMATION

Columbia Variable Portfolio – Asset Allocation Fund (CAAF)

Columbia Variable Portfolio – Contrarian Core Fund (CCCF)

Columbia Variable Portfolio – Core Bond Fund (CCBF)

Columbia Variable Portfolio – Managed Volatility Conservative Fund (CMVCF)

Columbia Variable Portfolio – Managed Volatility Conservative Growth Fund (CMVCGF)

Columbia Variable Portfolio – Managed Volatility Growth Fund (CMVGF)

Columbia Variable Portfolio – Multi-Strategy Alternatives Fund (CMSAF)

Columbia Variable Portfolio – Select Large Cap Growth Fund (CSLCGF)

Columbia Variable Portfolio – Small Cap Value Fund (CSCVF)

Columbia Variable Portfolio – Small Company Growth Fund (CSCGF)

Columbia Variable Portfolio – Strategic Income Fund (CSIF)

Variable Portfolio – AQR Managed Futures Strategy Fund (AMFSF)

Variable Portfolio – Goldman Sachs Commodity Strategy Fund (GSCSF)

Variable Portfolio – Multi-Manager Diversified Income Fund (MMDIF)

Variable Portfolio – Multi-Manager Interest Rate Adaptive Fund (MMIRAF)

Variable Portfolio – Pyrford International Equity Fund (PIEF)

Item 28.	Exhibits:

(a)(1) Second Amended and Restated Agreement and Declaration of Trust, dated April 12, 2006, is incorporated by reference to Post-Effective Amendment No. 31 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (a)(1)), filed on February 29, 2008.

(a)(2) Amendment No. 1 to Second Amended and Restated Agreement and Declaration of Trust, dated June 14, 2006, is incorporated by reference to Post-Effective Amendment No. 31 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (a)(2)), filed on February 29, 2008.

(a)(3) Amendment No. 2 to Second Amended and Restated Agreement and Declaration of Trust, dated February 15, 2011, is incorporated by reference to Post-Effective Amendment No. 41 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (a)(3)), filed on January 18, 2012.

(b) Amended and Restated By-Laws is incorporated by reference to Post-Effective Amendment No. 29 to Registration Statement No. 033-14954 of the Registrant on Form N-1A Exhibit (b)), filed on April 10, 2006.

(c) Not Applicable.

(d)(1)(i) Investment Management Services Agreement, by and between Columbia Management Investment Advisers, LLC and the Registrant, dated as of May 1, 2010, is incorporated by reference to Post-Effective Amendment No. 39 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (d)(1)), filed on April 29, 2011.

(d)(1)(ii) Amendment No. 1 to Investment Management Services Agreement, dated as of February 28, 2011, is incorporated by reference to Post-Effective Amendment No. 41 to Registration Statement No. 033-14954 of the Registrant on Form N-1A
(Exhibit (d)(1)(ii)), filed on January 18, 2012.

(d)(1)(iii) Amendment No. 2 to Investment Management Services Agreement, dated as of April 17, 2012, is incorporated by reference to Post-Effective Amendment No. 43 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (d)(1)(iii)), filed on April 17, 2012.

(d)(1)(iv) Amendment No. 3 to Investment Management Services Agreement, dated as of April 10, 2013, is incorporated by reference to Post-Effective Amendment No. 49 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (d)(1)(iv)), filed on April 10, 2013.

(d)(1)(v) Schedule A, effective as of June 23, 2014, to the Investment Management Services Agreement, dated as of May 1, 2010, is incorporated by reference to Post-Effective Amendment No. 57 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (d)(1)(v)), filed on June 23, 2014.

(d)(2) Subadvisory Agreement between Columbia Management Investment Advisers, LLC and AQR Capital Management, LLC dated March 7, 2012, is incorporated by reference to Post-Effective Amendment No. 57 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (d)(2)), filed on June 23, 2014.

(d)(2)(i) Addendum dated March 7, 2012 to the Subadvisory Agreement dated March 7, 2012 between Columbia Management Investment Advisers, LLC and AQR Capital Management, LLC on behalf of AMFSF, is incorporated by reference to Post-Effective Amendment No. 57 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (d)(2)(i)), filed on June 23, 2014.

(d)(3) Subadvisory Agreement between Columbia Management Investment Advisers, LLC and Goldman Sachs Asset Management, L.P. dated August 22, 2012, is incorporated by reference to Post-Effective Amendment No. 57 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (d)(3)), filed on June 23, 2014.

(d)(3)(i) Addendum dated August 22, 2012 to the Subadvisory Agreement dated August 22, 2012 between Columbia Management Investment Advisers, LLC and Goldman Sachs Asset Management, L.P. on behalf of GSCSF, is incorporated by reference to Post-Effective Amendment No. 57 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (d)(3)(i)), filed on June 23, 2014.

(d)(4) Subadvisory Agreement between Columbia Management Investment Advisers, LLC and Pyrford International Ltd. dated April 10, 2013, is incorporated by reference to Post-Effective Amendment No. 57 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (d)(4)), filed on June 23, 2014.

(d)(5) Investment Management Services Agreement between Columbia Management Investment Advisers, LLC and VPCS Offshore Fund, Ltd., the subsidiary of GSCSF, dated April 17, 2012, is incorporated by reference to Post-Effective Amendment No. 57 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (d)(6)), filed on June 23, 2014.

(d)(6) Investment Management Services Agreement between Columbia Management Investment Advisers, LLC and VPGMA Offshore Fund, Ltd., the subsidiary of CMSAF, dated April 17, 2012, is incorporated by reference to Post-Effective Amendment No. 57 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (d)(7)), filed on June 23, 2014.

(d)(7) Investment Management Services Agreement between Columbia Management Investment Advisers, LLC and VPMF Offshore Fund, Ltd., the subsidiary of AMFSF, dated April 17, 2012, is incorporated by reference to Post-Effective Amendment No. 57 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (d)(8)), filed on June 23, 2014.

(e)(1)(i) Distribution Agreement, by and between the Registrant and Columbia Management Investment Distributors, Inc., dated as of September 7, 2010, is incorporated by reference to Post-Effective Amendment No. 39 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (e)), filed on April 29, 2011.

(e)(1)(ii) Restated Schedule I to the Distribution Agreement, dated as of June 23, 2014, is incorporated by reference to Post-Effective Amendment No. 57 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (e)(1)(ii)), filed on June 23, 2014.

(f) Not applicable.

(g)(1) Second Amended and Restated Master Global Custody Agreement between certain Funds and JPMorgan Chase Bank, N.A., dated March 7, 2011, is incorporated by reference to Post-Effective Amendment No. 39 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (g)(3)), filed on April 29, 2011.

(g)(1)(i) Addendum (related to CCCF, AMFSF, CMSAF), dated March 9, 2012; Addendum (related to CMVCF, CMVCGF, CCBF and PIEF), dated March 15, 2013; and Addendum (related to MMDIF and MMIRAF), dated June 17, 2014, to the Second Amended and Restated Master Global Custody Agreement between certain Funds and JPMorgan Chase Bank, N.A., dated March 7, 2011, are incorporated by reference to Post-Effective Amendment No. 57 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (g)(1)(i)), filed on June 23, 2014.

(h)(1)(i) Administrative Services Agreement by and among the Registrant, Columbia Funds Series Trust I and Columbia Management Investment Advisers, LLC, dated as of May 1, 2010, is incorporated by reference to Post-Effective Amendment No. 39 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (h)(1)), filed on April 29, 2011.

(h)(1)(ii) Amendment No. 1 to Administrative Services Agreement by and among the Registrant, Columbia Funds Series Trust I and Columbia Management Investment Advisers, LLC, dated as of February 28, 2011, is incorporated by reference to Post-Effective Amendment No. 41 to 033-14954 -14954 of the Registrant on Form N-1A (Exhibit (h)(1)(ii)), filed on January 18, 2012.

(h)(1)(iii) Amendment No. 2 to Administrative Services Agreement by and among the Registrant, Columbia Funds Series Trust I and Columbia Management Investment Advisers, LLC, dated as of March 14, 2012, is incorporated by reference to Post-Effective Amendment No. 43 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (h)(1)(iii)), filed on April 17, 2012.

(h)(1)(iv) Administrative Services Agreement between Columbia Management Investment Advisers, LLC and, VPCS Offshore Fund, Ltd., the subsidiary of GSCSF, dated April 17, 2012, is incorporated by reference to Post-Effective Amendment No. 57 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (h)(1)(iv)), filed on June 23, 2014.

(h)(1)(v) Administrative Services Agreement between Columbia Management Investment Advisers, LLC and, VPGMA Offshore Fund, Ltd., the subsidiary of CMSAF, dated April 17, 2012, is incorporated by reference to Post-Effective Amendment No. 57 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (h)(1)(v)), filed on June 23, 2014.

(h)(1)(vi) Administrative Services Agreement between Columbia Management Investment Advisers, LLC and, VPMF Offshore Fund, Ltd., the subsidiary of AMFSF, dated April 17, 2012, is incorporated by reference to Post-Effective Amendment No. 57 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (h)(1)(vi), filed on June 23, 2014.

(h)(1)(vii) Amendment No. 3 to Administrative Services Agreement by and among the Registrant, Columbia Funds Series Trust I and Columbia Management Investment Advisers, LLC, dated as of June 18, 2012, is incorporated by reference to Post-Effective Amendment No. 49 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (h)(1)(v)), filed on April 10, 2013.

(h)(1)(viii) Amendment No. 4 to Administrative Services Agreement by and among the Registrant, Columbia Funds Series Trust I and Columbia Management Investment Advisers, LLC, dated as of April 10, 2013, is incorporated by reference to Post-Effective Amendment No. 49 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (h)(1)(vi)), filed on April 10, 2013.

(h)(1)(ix) Restated Schedule A and Schedule B, effective as of June 23, 2014, to the Administrative Services Agreement, by and between Registrant, the other parties listed on Schedule A, and Columbia Management Investment Advisers, LLC, dated as of May 1, 2010, are incorporated by reference to Post-Effective Amendment No. 57 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (h)(1)(viii)), filed on June 23, 2014.

(h)(2)(i) Transfer and Dividend Disbursing Agent Agreement, dated as of September 7, 2010 with Schedule A dated as of September 7, 2010, by and between the Registrant and Columbia Management Investment Services Corp., is incorporated by reference to Post-Effective Amendment No. 39 Registration Statement No. 033-14954 of the Registrant on Form N-1A
(Exhibit (h)(2)), filed on April 29, 2011.

(h)(2)(ii) Restated Schedule A and Schedule B to Transfer and Dividend Disbursing Agent Agreement, effective as of June 23, 2014, are incorporated by reference to Post-Effective Amendment No. 57 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (h)(2)(ii), filed on June 23, 2014.

(h)(3)(i) Amended and Restated Participation Agreement, dated April 3, 1998, among the Registrant, Keyport Life Insurance Company and Keyport Financial Services Corp, is incorporated by reference to Post-Effective Amendment No. 13 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (9)(c)), filed on April 28, 1998.

(h)(3)(ii) Participation Agreement, dated as of October 1, 1993, among the Registrant, Keyport Financial Services Corp. and Independence Life Annuity Company, is incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (9)(d)), filed on May 27, 1998.

(h)(3)(iii) Participation Agreement, dated as of April 15, 1994, among the Registrant, Transamerica Occidental Life Insurance Company, Stein Roe and Charles Schwab & Co., Inc., is incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (9)(e)), filed on May 27, 1998.

(h)(3)(iv) Participation Agreement, dated as of December 1, 1994, among the Registrant, First Transamerica Life Insurance Company, Stein Roe and Charles Schwab & Co., Inc., is incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (9)(f)), filed on May 27, 1998.

(h)(3)(v) Participation Agreement, dated May 8, 1998, among the Registrant, Keyport Benefit Life Insurance Company, and Keyport Financial Services Corp., is incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (9)(j)), filed on May 27, 1998.

(h)(3)(vi) Form of Fund Participation Agreement is incorporated by reference to Post-Effective Amendment No. 39 to this Registration Statement filed on April 29, 2011.

(h)(4)(i) Amended and Restated Fee Waiver and Expense Cap Agreement by and among the Registrant, Columbia Funds Series Trust I, Columbia Management Investment Advisers, LLC, Columbia Management Investment Distributors, Inc. and Columbia Management Investment Services Corp., dated as of June 1, 2011, is incorporated by reference to Post-Effective Amendment No. 41 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (h)(7)(i)), filed on January 18, 2012.

(h)(4)(ii) Restated Schedule A, effective June 23, 2014 to the Amended and Restated Fee Waiver and Expense Cap Agreement by and among Registrant, Columbia Management Investment Advisers, LLC, Columbia Management Investment Distributors, Inc. and Columbia Management Investment Services Corp., is incorporated by reference to Post-Effective Amendment No. 57 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (h)(4)(ii)), filed on June 23, 2014.

(i)(1) Opinion and consent of counsel with respect to CAAF, CSCGF, CSCVF and CSIF, is incorporated by reference to Post-Effective Amendment No. 29 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (i)), filed on or about April 10, 2006.

(i)(2) Opinion and consent of counsel with respect to CSLCGF, is incorporated by reference to Post-Effective Amendment No. 34 Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (i)(2)), filed on August 29, 2008.

(i)(3) Opinion and consent of counsel with respect to CCCF, AMFSF, CMSAF and GSCSF, is incorporated by reference to Post-Effective Amendment No. 43 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (i)(3)), filed on April 17, 2012.

(i)(4) Opinion and consent of counsel with respect to CCBF, CMVCF, CMVCGF, CMVGF and PIEF is incorporated by reference to Post-Effective Amendment No. 49 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (i)(4)), filed on April 10, 2013.

(i)(5) Opinion and consent of counsel with respect to MMDIF and MMIRAF, is incorporated by reference to Post-Effective Amendment No. 57 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (i)(5)), filed on June 23, 2014.

(j) Consent of PricewaterhouseCoopers LLP: Not Applicable.

(k) Omitted Financial Statements: Not applicable.

(l) Initial Capital Agreement: Not applicable.

(m)(1) Rule 12b-1 Inter-Distributor Agreement, dated June 1, 2000, is incorporated by reference to Post-Effective Amendment No. 19 Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (m)(2)), filed on June 1, 2000.

(m)(2) Amended and Restated Distribution Plan, is incorporated by reference to Post-Effective Amendment No. 190 to Registration Statement No. 2-99356 of Columbia Funds Series Trust I on Form N-1A (Exhibit (m)(2)), filed on May 30, 2014.

(n) Not applicable.

(o) Rule 18f-3 Multi-Class Plan is incorporated by reference to Post-Effective Amendment No. 43 Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (o)), filed on April 17, 2012.

(p)(1) Columbia Funds Family Code of Ethics effective April 14, 2014, is incorporated by reference to Post-Effective Amendment No. 196 to Registration Statement No. 2-99356 of Columbia Funds Series Trust I on Form N-1A (Exhibit (p)(1)), filed on May 30, 2014.

(p)(2) Columbia Management Investment Advisers, LLC, Columbia Management Investment Distributors, Inc. and Threadneedle International Ltd Code of Ethics, effective December 8, 2014, is incorporated by reference to Post-Effective Amendment No. 120 to Registration Statement No. 333-131683 of Columbia Funds Series Trust II on Form N-1A (Exhibit (p)(2)), filed on November 25, 2014.

(p)(3) Code of Ethics of AQR Capital Management, LLC (subadviser of AMFSF), dated September 13, 2012, is incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement No. 033-14954 of the Registrant on Form N-1A
(Exhibit (p)(3)), filed on April 30, 2013.

(p)(4) Code of Ethics of Goldman Sachs Asset Management, L.P. (subadviser of GSCSF), effective February 6, 2012, is incorporated by reference to Post-Effective Amendment No. 48 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (p)(5)), filed on February 15, 2013.

(p)(5) Code of Ethics of Pyrford International Ltd. (subadviser of PIEF), is incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (p )(6)), filed on April 30, 2013.

(q)(1) Power of Attorney for Joseph F. DiMaria, dated May 1, 2010, is incorporated by reference to Post-Effective Amendment No. 105 to Registration Statement No. 2-99356 of Columbia Funds Series Trust I on Form N-1A (Exhibit (q)(2)), filed on May 28, 2010.

(q)(2) Power of Attorney for Michael G. Clarke, dated May 1, 2010, is incorporated by reference to Post-Effective Amendment No. 105 to Registration Statement No. 2-99356 of Columbia Funds Series Trust I on Form N-1A (Exhibit (q)(3)), filed on May 28, 2010.

(q)(3) Power of Attorney for J. Kevin Connaughton, dated May 1, 2010, is incorporated by reference to Post-Effective Amendment No. 105 to Registration Statement No. 2-99356 of Columbia Funds Series Trust I on Form N-1A (Exhibit (q)(4)), filed on May 28, 2010.

(q)(4) Power of Attorney for Douglas A. Hacker, Janet Langford Kelly, William E. Mayer, Charles R. Nelson, John J. Neuhauser, Patrick J. Simpson and Anne-Lee Verville, dated May 1, 2010, is incorporated by reference to Post-Effective Amendment No. 105 to Registration Statement No. 2-99356 of Columbia Funds Series Trust I on Form N-1A (Exhibit (q)(1)), filed on May 28, 2010.

(q)(5) Power of Attorney for David M. Moffett, dated May 1, 2011, is incorporated by reference to Post-Effective Amendment No. 40 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (q)(6)), filed on May 20, 2011.

(q)(6) Power of Attorney for Nancy T. Lukitsh, dated August 24, 2011, is incorporated by reference to Post-Effective Amendment No. 41 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (q)(7)), filed on January 18, 2012.

(q)(7) Power of Attorney for William F. Truscott, dated March 9, 2012, is incorporated by reference to Post-Effective Amendment No. 42 to Registration Statement No. 033-14954 of the Registrant on Form N-1A (Exhibit (q)(8)), filed on March 30, 2012.

Item 29.	Persons Controlled by or under Common Control with Registrant

Columbia Management Investment Advisers, LLC (the investment manager or Columbia Management), as sponsor of the Columbia funds, may make initial capital investments in Columbia funds (seed accounts). Columbia Management also serves as investment manager of certain Columbia funds-of-funds that invest primarily in shares of affiliated funds (the “underlying funds”). Columbia Management does not make initial capital investments or invest in underlying funds for the purpose of exercising control. However, since these ownership interests may be significant, in excess of 25%, such that Columbia Management may be deemed to control certain Columbia funds, procedures have been put in place to assure that public shareholders determine the outcome of all actions taken at shareholder meetings. Specifically, Columbia Management (which votes proxies for the seed accounts) and the Boards of Trustees of the affiliated funds-of-funds (which votes proxies for the affiliated funds-of-funds) vote on each proposal in the same proportion as the vote of the direct public shareholders vote; provided, however, that if there are no direct public shareholders of an underlying fund or if direct public shareholders represent only a minority interest in an underlying fund, the Fund may cast votes in accordance with instructions from the independent members of the Board.

Item 30.	Indemnification

Article Five of the Bylaws of Registrant provides that Registrant shall indemnify each of its trustees and officers (including persons who serve at Registrant’s request as directors, officers or trustees of another organization in which Registrant has any interest as a shareholder, creditor or otherwise) who are not employees or officers of any investment adviser to Registrant or any affiliated person thereof and its chief compliance officer, regardless of whether such person is an employee or officer of any investment adviser to Registrant or any affiliated person thereof, and may indemnify each of its trustees and officers (including persons who serve at Registrant’s request as directors, officers or trustees of another organization in which Registrant has any interest as a shareholder, creditor or otherwise) (i.e., those who are employees or officers of any investment adviser to Registrant or any affiliated person thereof) (“Covered Persons”) under specified circumstances, all as more fully set forth in the Registrant’s Bylaws, which have been filed as an exhibit to this registration statement.

Section 17(h) of the Investment Company Act of 1940 (“1940 Act”) provides that no instrument pursuant to which Registrant is organized or administered shall contain any provision which protects or purports to protect any trustee or officer of Registrant against any liability to Registrant or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office. In accordance with Section 17(h) of the 1940 Act, no Covered Person is indemnified under the Bylaws against any liability to Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the Covered Person’s office.

Pursuant to the Distribution Agreement, Columbia Management Distributors, Inc. agrees to indemnify the Registrant, its officers and trustees against claims, demands, liabilities and expenses under specified circumstances, all as more fully set forth in the Registrant’s Distribution Agreement, which has been filed as an exhibit to the registration statement. The Registrant may be party to other contracts that include indemnification provisions for the benefit of the Registrant’s trustees and officers.

The trustees and officers of the Registrant and the personnel of the Registrant’s investment adviser and principal underwriter are insured under an errors and omissions liability insurance policy. Registrant’s investment adviser, Columbia Management Investment Advisers, LLC, maintains investment advisory professional liability insurance to insure it, for the benefit of Registrant and its non-interested trustees, against loss arising out of any effort, omission, or breach of any duty owed to Registrant or any series of Registrant by Columbia Management Investment Advisers, LLC.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Registrant’s organizational instruments or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and, therefore, is unenforceable.

Item 31.	Business and Other Connections of Investment Adviser

To the knowledge of the Registrant, none of the directors or officers of Columbia Management Investment Advisers, LLC (The Investment Manager), the Registrant’s investment adviser, except as set forth below, are or have been, at any time during the Registrant’s past two fiscal years, engaged in any other business, profession, vocation or employment of a substantial nature.

(a)	The Investment Manager, a wholly-owned subsidiary of Ameriprise Financial, Inc. performs investment advisory services for the Registrant and certain other clients. Information regarding the business of the Adviser and certain of its officers is set forth in the Prospectuses and Statements of Additional Information of the Registrant’s portfolios and is incorporated herein by reference. Information about the business of the Adviser and the directors and principal executive officers of the Adviser is also included in the Form ADV filed by the Adviser with the SEC pursuant to the Investment Advisers Act of 1940 (File No. 801-25943), which is incorporated herein by reference. In addition to their position with the Adviser, certain directors and officers of the Adviser also hold various positions with, and engage in business for, Ameriprise Financial, Inc. or its other subsidiaries.

(b)	AQR Capital Management, LLC performs investment management services for the Registrant and certain other clients. Information regarding the business of AQR Capital Management, LLC and certain of its officers is set forth in the Prospectuses and Statement of Additional Information of the Registrant’s portfolio(s) subadvised by AQR Capital Management, LLC and is incorporated herein by reference. Information about the business of AQR Capital Management, LLC and the directors and principal executive officers of AQR Capital Management, LLC is also included in the Form ADV filed by AQR Capital Management, LLC with the SEC pursuant to the Investment Advisers Act of 1940 (File No. 801-55543), which is incorporated herein by reference.

(c)	Goldman Sachs Asset Management, L.P. performs investment management services for the Registrant and certain other clients. Information regarding the business of Goldman Sachs Asset Management, L.P. and certain of its officers is set forth in the Prospectuses and Statement of Additional Information of the Registrant’s portfolio(s) subadvised by Goldman Sachs Asset Management, L.P. and is incorporated herein by reference. Information about the business of Goldman Sachs Asset Management, L.P. and the directors and principal executive officers of Goldman Sachs Asset Management is also included in the Form ADV filed by Goldman Sachs Asset Management, L.P with the SEC pursuant to the Investment Advisers Act of 1940 (File No 801-16048), which is incorporated herein by reference.

(d)	Pyrford International Ltd. performs investment management services for the Registrant and certain other clients. Information regarding the business of Pyrford International Ltd. and certain of its officers is set forth in the Prospectuses and Statement of Additional Information of the Registrant’s portfolio(s) subadvised by Pyrford International Ltd. and is incorporated herein by reference. Information about the business of Pyrford International Ltd. and the directors and principal executive officers of Pyrford International Ltd. is also included in the Form ADV filed Pyrford International Ltd. with the SEC pursuant to the Investment Advisers Act of 1940 (File No. 801-34270), which is incorporated herein by reference.

Item 32.	Principal Underwriter

(a)	Columbia Management Investment Distributors, Inc. acts as principal underwriter for the following investment companies, including the Registrant: Columbia Acorn Trust; Columbia Funds Series Trust; Columbia Funds Series Trust I; Columbia Funds Series Trust II; Columbia Funds Variable Series Trust II; Columbia Funds Variable Insurance Trust; Columbia Funds Variable Insurance Trust I; and Wanger Advisors Trust.

(b)	As to each director, principal officer or partner of Columbia Management Investment Distributors, Inc.

Name and Principal Business Address*	Position and Offices with Principal Underwriter	Positions and Offices with Registrant

William F. Truscott	Chief Executive Officer	Board Member, Senior Vice President

Joseph Kringdon	President and Head of Intermediary Distribution	None

Amy Unckless	Managing Director, Head of Private Wealth Management and Investment Only	None

Jeffrey F. Peters	Managing Director and Head of Global Institutional Distribution	None

Dave K. Stewart	Chief Financial Officer	None

Scott R. Plummer	Senior Vice President, Chief Legal Officer, Head of Global Asset Management Legal and Assistant Secretary	Senior Vice President, Chief Legal Officer and Assistant Secretary

Stephen O. Buff	Vice President, Chief Compliance Officer	None

Hector DeMarchena	Vice President – Institutional Asset Management Product Administration and Assistant Treasurer	None

Joe Feloney	Vice President – National Sales Manager – U.S. Trust/Private Wealth Management	None

Thomas A. Jones	Vice President and Head of Strategic Relations	None

Gary Rawdon	Vice President – Sales Governance and Administration	None

Thomas R. Moore	Secretary	None

Michael E. DeFao	Vice President and Assistant Secretary	Vice President and Assistant Secretary

Paul B. Goucher	Vice President and Assistant Secretary	Vice President and Assistant Secretary

Tara W. Tilbury	Vice President and Assistant Secretary	Assistant Secretary

Nancy W. LeDonne	Vice President and Assistant Secretary	None

Ryan C. Larrenaga	Vice President and Assistant Secretary	Assistant Secretary

Joseph L. D’Alessandro	Vice President and Assistant Secretary	Assistant Secretary

Christopher O. Petersen	Vice President and Assistant Secretary	Vice President and Secretary

Eric T. Brandt	Vice President and Assistant Secretary	None

James L. Hamalainen	Treasurer

Ken Murphy	Anti-Money Laundering Officer	None

Kevin Wasp	Ombudsman	None

Lee Faria	Conflicts Officer	None

*	The principal business address of Columbia Management Investment Distributors, Inc. is 225 Franklin Street, Boston MA 02110.

(c)	Not Applicable.

Item 33.	Location of Accounts and Records

Person maintaining physical possession of accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the Rules thereunder include:

•	Registrant, 225 Franklin Street, Boston, MA 02110;

•	Registrant’s investment adviser and administrator, Columbia Management Investment Advisers, LLC, 225 Franklin Street, Boston, MA 02110;

•	Registrant’s principal underwriter, Columbia Management Investment Distributors, Inc., 225 Franklin Street, Boston, MA 02110;

•	Registrant’s transfer agent, Columbia Management Investment Services Corp., 225 Franklin Street, Boston, MA 02110;

•	Registrant’s custodian, JP Morgan Chase Bank, N.A., 1 Chase Manhattan Plaza, 19th Floor, New York, NY 10005;

•	Registrant’s former custodian, State Street Bank and Trust Company, State Street Financial Center, One Lincoln Street, Boston, MA 02111;

•	Registrant’s former subadviser, Nordea Investment Management North America, Inc., 437 Madison Avenue, New York, NY 10022;

•	Registrant’s subadviser, AQR Capital Management, LLC,Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830;

•	Registrant’s subadviser, Eaton Vance Management, Two International Place, Boston, MA 02110;

•	Registrant’s subadviser, Goldman Sachs Asset Management, L.P., 200 West Street, New York, NY 10282; and

•	Registrant’s subadviser, Pyrford International Ltd., 79 Grosvenor Street, London W1K 3JU England.

In addition, Iron Mountain Records Management is an off-site storage facility housing historical records that are no longer required to be maintained on-site. Records stored at this facility include various trading and accounting records, as well as other miscellaneous records. The address for Iron Mountain Records Management is 920 & 950 Apollo Road, Eagan, MN 55121.

Item 34.	Management Services

Not Applicable.

Item 35.	Undertakings

Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, COLUMBIA FUNDS VARIABLE INSURANCE TRUST, has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Boston, and The Commonwealth of Massachusetts on the 23rd day of December, 2014.

COLUMBIA FUNDS VARIABLE INSURANCE TRUST

By:	/s/ J. Kevin Connaughton
J. Kevin Connaughton
President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on the 23rd day of December, 2014.

Signature	Capacity	Signature	Capacity

/s/ J. Kevin Connaughton J. Kevin Connaughton	President (Principal Executive Officer)	/s/ David M. Moffett* David M. Moffett	Trustee

/s/ Michael G. Clarke Michael G. Clarke	Chief Financial Officer (Principal Financial Officer)	/s/ Charles R. Nelson* Charles R. Nelson	Trustee

/s/ Joseph F. DiMaria Joseph F. DiMaria	Chief Accounting Officer (Principal Accounting Officer)	/s/ John J. Neuhauser* John J. Neuhauser	Trustee

/s/ Douglas A. Hacker* Douglas A. Hacker	Chair of the Board	/s/ Patrick J. Simpson* Patrick J. Simpson	Trustee

/s/ Janet Langford Kelly* Janet Langford Kelly	Trustee	/s/ William F. Truscott* William F. Truscott	Trustee

/s/ Nancy T. Lukitsh* Nancy T. Lukitsh	Trustee	/s/ Anne-Lee Verville* Anne-Lee Verville	Trustee

/s/ William E. Mayer* William E. Mayer	Trustee

*	By:	/s/ Ryan C. Larrenaga
	Name:	Ryan C. Larrenaga**
Attorney-in-fact

**	Executed by Ryan C. Larrenaga on behalf of William F. Truscott pursuant to a Power of Attorney dated March 9, 2012 and incorporated by reference to Post-Effective Amendment No. 42 to the Registration Statement of the Registrant on Form N-1A (Exhibit (q)(8)), filed with the Commission on March 30, 2012, on behalf of Nancy T. Lukitsh pursuant to a Power of Attorney dated August 24, 2011 and incorporated by reference to Post-Effective Amendment No. 41 to the Registration Statement of the Registrant on Form N-1A (Exhibit (q)(7)), filed with the Commission on January 18, 2012, on behalf of David M. Moffett pursuant to a Power of Attorney dated May 1, 2011 and incorporated by reference to Post-Effective Amendment No. 40 to the Registration Statement of the Registrant on Form N-1A (Exhibit (q)(6)), filed with the Commission on May 20, 2011, and on behalf of each of the other Trustees pursuant to a Power of Attorney dated May 1, 2010 and incorporated by reference to Post-Effective Amendment No. 105 to the Registration Statement of Columbia Funds Series Trust I on Form N-1A (Exhibit (q)(i)), filed with the Commission on May 28, 2010.

SIGNATURES

VPGMA Offshore Fund, Ltd. has duly caused this Amendment to the Registration Statement for Columbia Variable Portfolio – Multi-Strategy Alternatives Fund, with respect only to information that specifically relates to VPGMA Offshore Fund, Ltd., to be signed on its behalf by the undersigned, duly authorized, on the 23rd day of December, 2014.

VPGMA OFFSHORE FUND, LTD.

By	/s/ Amy K. Johnson
Amy K. Johnson
Director

This Amendment to the Registration Statement for Columbia Variable Portfolio – Multi-Strategy Alternatives Fund, with respect only to information that specifically relates to VPGMA Offshore Fund, Ltd., has been signed below by the following persons in the capacities indicated on the 23rd day of December, 2014.

Signature	Capacity

/s/ Amy K. Johnson	Director, VPGMA Offshore Fund, Ltd
Amy K. Johnson

/s/ Anthony P. Haugen	Director, VPGMA Offshore Fund, Ltd
Anthony P. Haugen

/s/ Paul D. Pearson	Director, VPGMA Offshore Fund, Ltd
Paul D. Pearson

SIGNATURES

VPMF Offshore Fund, Ltd. has duly caused this Amendment to the Registration Statement for Variable Portfolio – AQR Managed Futures Strategy Fund, with respect only to information that specifically relates to VPMF Offshore Fund, Ltd., to be signed on its behalf by the undersigned, duly authorized, on the 23rd day of December 2014.

VPMF OFFSHORE FUND, LTD.

By	/s/ Amy K. Johnson
Amy K. Johnson
Director

This Amendment to the Registration Statement for Variable Portfolio – AQR Managed Futures Strategy Fund, with respect only to information that specifically relates to VPMF Offshore Fund, Ltd., has been signed below by the following persons in the capacities indicated on the 23rd day of December, 2014.

Signature	Capacity

/s/ Amy K. Johnson	Director, VPMF Offshore Fund, Ltd
Amy K. Johnson

/s/ Anthony P. Haugen	Director, VPMF Offshore Fund, Ltd
Anthony P. Haugen

/s/ Paul D. Pearson	Director, VPMF Offshore Fund, Ltd
Paul D. Pearson

SIGNATURES

VPCS Offshore Fund, Ltd. has duly caused this Amendment to the Registration Statement for Variable Portfolio – Goldman Sachs Commodity Strategy Fund, with respect only to information that specifically relates to VPCS Offshore Fund, Ltd., to be signed on its behalf by the undersigned, duly authorized, on the 23rd day of December, 2014.

VPCS OFFSHORE FUND, LTD.

By	/s/ Amy K. Johnson
Amy K. Johnson
Director

This Amendment to the Registration Statement for Variable Portfolio – Goldman Sachs Commodity Strategy Fund, with respect only to information that specifically relates to VPCS Offshore Fund, Ltd., has been signed below by the following persons in the capacities indicated on the 23rd day of December, 2014.

Signature	Capacity

/s/ Amy K. Johnson	Director, VPCS Offshore Fund, Ltd
Amy K. Johnson

/s/ Anthony P. Haugen	Director, VPCS Offshore Fund, Ltd
Anthony P. Haugen